Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

September 10, 2013

VIA EDGAR

Jan Woo

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: QurApps, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed September 10, 2013

File No. 333-190431

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, QurApps, Inc., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 15, 2013. Amendment No. 1 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on September 10, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Form S-1.

General

1. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Company response: The Company is not revising its disclosure in the Form in response to this comment because the Company has already disclosed on page 9 that, “Under the Jumpstart Our Business Startups Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

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2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

Company response: The Company confirms that it has made no written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, the Company confirms that it has no research reports about itself that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. The Company further confirms that no broker or dealer that is participating or will participate in its offering.

3. Please include prominent, clear and unambiguous disclosure in the prospectus summary, business section and in the Management’s Discussion and Analysis section indicating that you have not commenced development of the mobile software app.

Company response: The Company has revised its disclosure on pages 3 and 23, to state, “We have not commenced development of our planned mobile software application.”

The Offering, page 5

4. Please clarify why you believe that the amount of outstanding shares after the offering will be less than the amount outstanding prior to the offering.

Company response: The Company has revised its disclosure on page 5 to correct the amout of outstanding shares after the offering to 7,666,668.

5. You state that you do not plan to use any proceeds from the offering to pay for offering expenses and that you intend to pay for such expenses from cash on hand. We note that on page 33, you state that the estimable expenses for this offering total approximately $17,000, which exceeds the amount of cash you had at June 30, 2013. Please advise as to why you believe that you will be able to pay for the offering expenses from cash on hand.

Company response: The Company has revised its disclosure on page 5 to explain that it has approximately $8,500, less than the $15,070 cash on hand, in offering expenses remaining.

Risk Factors, page 6

6. Please add a separately captioned risk factor that discloses that you have not yet developed a mobile application and discuss the uncertainties related to the development of that product.

Company response: The Company has revised its disclosure on page 7, adding two risk factors, in compliance with this comment.

“We intend to become subject to…,” page 8

7. The caption for this risk factor states that you “intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934.” It is unclear whether you intend to file a registration statement under the Securities Exchange Act and become a fully reporting company. Please advise. If you intend to be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies, revise your risk factor accordingly. As applicable, include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. In this regard, you will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules.

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Company response: The Company has revised it’s the first sentence of the referenced risk factor on page 8 to disclose that the Company will file a Registration Statement on Form 8-A to register its common stock as a class of securities under the Securities Exchange Act of 1934.

8. Given the number of shareholders in your company, it appears that you should inform investors of the statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that you have less than 300 shareholders after the year that your registration statement becomes effective.

Company response: The Company has revised the last risk factor on page 9 in compliance with this comment.

9. Please disclose in a separately captioned risk factor that that you have not evaluated the effectiveness of your internal controls over financial reporting, or the effectiveness of your disclosure controls and procedures, and that you will not be required to evaluate your internal controls over financial reporting evaluation, and disclose the results of such evaluation, until the filing of your second annual report. Please also discuss resultant risks to investors.

Company response: The Company has revised its disclosure on page 9 by adding a risk factor in compliance with this comment.

“We are selling our offering of 1,666,668 shares…,” page 10

10. You state that you intend to sell shares through your “two officers and directors.” You also reference your “officers and directors” throughout the prospectus including the prospectus cover page. Please reconcile with your disclosures elsewhere in the filing where you state that you only have one officer and director, Mr. Nigri.

Company response: The Company has revised its disclosure on the prospectus cover page, and pages 3, 4, 7, 10, 20, 25 and 28 in compliance with this comment.

Description of Securities, page 16

11. You state that the authorized capital stock consists of 75 million shares of common stock on page 16 but your balance sheet as of June 30, 2013 and Note 4 to the financial statements indicate that you are authorized to issue 750 million shares. Please advise.

Company response: The Company has revised its disclosure on its balance sheet and note 4 to the financial statements to change 750 million shares to 75 million shares, which is the correct number of shares of common stock authorized in the Company’s Articles of Incorporation.

Description of Business

Competition, page 20

12. You state that there is no software app that will perform the function of your app. Please tell us the basis for this statement given that there appears to be mobile applications available that provide recipes based on user selection of ingredients. Further, tell us what consideration you have given to expanding the risk factor on page 7 to address the risks of creating a mobile application that it substantially similar to applications that are already available in the marketplace.

Company response: The Company has revised its disclosure on page 20 in compliance with this comment.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 23

13. Please tell us the basis for your statement that you believe that you will be able to raise enough money through this offering to expand operations given that this is a best efforts offering. Alternatively, include a statement in this section that there is no assurance that you will be able to sell any of the securities being offered. Also revise your statement in the prospectus summary on page 3 that there is no assurance that you will be able to sell “all” of the shares being offered to state that there is no assurance that you will be able to sell “any” shares being offered.

Company response: The Company has revised its disclosure on pages 3 and 23 in compliance with this comment.

14. You state that you believe that your current cash and net working capital balance is sufficient to cover your expenses for filing quarterly and annual reports with the Securities and Exchange Commission. In light of the fact that the offering expenses for this proposed transaction exceed available cash on hand and you have not generated any revenue, please advise why you believe that in addition to offering-related expenses, your cash resources will be sufficient to cover the identified filing requirements.

Company response: The company has revised its disclosure on page 23 in compliance with this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo

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